Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

FREEPORT-MCMORAN COPPER & GOLD TO ACQUIRE
PHELPS DODGE FOR $26 BILLION

Deal Fact Sheet

Companies	Freeport-McMoRan Copper & Gold Inc.	Phelps Dodge Corporation

Tickers	NYSE: FCX	NYSE: PD

Descriptions	FCX explores, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia	Phelps Dodge is one of the world’s leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod with operations in North America, Peru, and Chile

Headquarters: New Orleans, LA
Employees: 10,000
Total Sales

  LTM 9/30/2006: $5.6 billion

Production (2006E)

  Copper: 1.2 (1.1 net of MI*) billion pounds
  Gold: 1.7 (1.5 net of MI) million ounces

Reserves (Year End 2005)

  Copper: 40.3 (36.5 net of MI) billion pounds
  Gold: 43.9 (39.8 net of MI) million ounces

* MI denotes minority interests

Headquarters: Phoenix, AZ
Employees: 15,000
Total Sales

  LTM 9/30/2006: $10.9 billion

Production (2006E)

  Copper: 2.6 (2.0 net of MI) billion pounds
  Molybdenum: 69 million pounds
  Gold: 0.1 million ounces

Reserves (Year End 2005)

  Copper: 49.1 (38.5 net of MI) billion pounds
  Molybdenum: 2.0 (1.9 net of MI) billion pounds
  Gold: 1.5 (1.2 net of MI) million ounces

Transaction Details

Transaction Value: $25.9 billion

Consideration: 70% cash / 30% stock deal

Premium: 33% based on Phelps Dodge’s closing price of $95.02 on November 17, 2006

Fully Diluted Ownership: 62% FCX / 38% Phelps Dodge

Timeline: Deal projected to close in Q1 2007 Required Approvals: FCX and Phelps Dodge shareholders’ approval Hart-Scott-Rodino EU anti-trust approval

Meaningfully accretive to 2007E and 2008E earnings and cash flow

Combined Company Key Facts (Pro Forma)

Headquarters: Phoenix, AZ (New Orleans, LA
offices will remain)
Employees: 25,000
LTM 9/30/06

  Sales: $16.6 billion
  EBITDA: $7.0 billion
  Operating Cash Flows: $5.5 billion

Pro Forma 2006E

  EBITDA: $7.9 billion
  Operating Cash Flows: $6.5 billion

Pro Forma Production 2006E

  Copper: 3.7 (3.1 net of MI) billion pounds
  Gold: 1.8 (1.7 net of MI) million ounces
  Molybdenum: 69 million pounds

Pro Forma Reserves (Year End 2005)

  Copper: 89.4 (75 net of MI) billion pounds
  Gold: 45.4 (41 net of MI) million ounces
  Molybdenum: 2.0 (1.9 net of MI) billion pounds

Combined company will be the world’s second largest copper producer and the world’s largest publicly traded copper producer

Strategic Rationale
  Creates world’s premier publicly traded copper company
  Leading North American-based metals and mining investment
  World class, long-lived, geographically diverse operations
  Significant exploration potential and management track record of adding value through exploration

  Strong cash flows and pro forma financial strength
  Operating and development expertise
  Attractive project pipeline supports growing production profile
  Compelling value creation for FCX and Phelps Dodge shareholders

Senior Management

Chairman – James R. Moffett

Chief Executive Officer – Richard C. Adkerson

Chief Operating Officer – Timothy R. Snider

Chief Financial Officer – Ramiro G. Peru

Chief Investment Officer – Kathleen L. Quirk

Mark J. Johnson – COO of FCX’s Indonesian Operations Michael J. Arnold – Chief Financial and Administrative Officer of FCX’s Indonesian Operations Board of Directors – 13 from FCX, 3 from Phelps Dodge

     Cautionary Statement Regarding Forward-Looking Statements

     This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

     Important Information for Investors and Stockholders

     FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

     Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

     FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

     Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.